LANTHEUS MEDICAL IMAGING, INC.
331 Treble Cove Road, Building 600-2
North Billerica, MA 01862

December 29, 2010

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Mr. Jeffrey Riedler

Re:	Lantheus Medical Imaging, Inc.
Registration Statement on Form S-4
File No. 333-169785

Ladies and Gentlemen:

We refer to the registration statement on Form S-4 (File No. 333-169785) (as amended, the “Registration Statement”) of Lantheus Medical Imaging, Inc. (the “Company”), relating to the registration of its 9.750% Senior Notes due 2017.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 5:00 PM (Eastern time) on Thursday, December 30, 2010, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.             Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.             The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call Noah B. Kressler at (212) 310-8360 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,
LANTHEUS MEDICAL IMAGING, INC.

By:	/s/ Donald R. Kiepert
Donald R. Kiepert
President and Chief Executive Officer

cc:           Noah B. Kressler, Weil, Gotshal & Manges LLP